UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145

U.S. AUTO PARTS NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Michael J. McClane
c/o US Auto Parts Network, Inc.
17150 Margay Avenue
Carson,  California  90746
(310) 735-0085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Mehran Nia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
None

8.	Shared Voting Power
6,256,575 (1)

9.	Sole Dispositive Power
None

10.	Shared Dispositive Power
6,256,575 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,256,575 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
20.96% *

14.	Type of Reporting Person (See Instructions)
IN

Footnotes:

*Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of November 20, 2008.

(1) Consists of 5,828,317 shares of the Issuer’s Common Stock (including 1,540,372 shares purchased in May 2008 and reported on Form 4 dated May 21, 2008 and 5,234 shares purchased on November 20, 2008 and reported on Form 4 dated November 24, 2008) owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran and his spouse are co-trustees, 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Mehran and his spouse are co-trustees, and 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Mehran and his spouse are co-trustees. Mehran disclaims beneficial interest in each of the foregoing trusts except to the extent of his pecuniary interest therein.

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Fariba Nia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
None

8.	Shared Voting Power
6,256,575 (1)

9.	Sole Dispositive Power
None

10.	Shared Dispositive Power
6,256,575 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,256,575 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
20.96% *

14.	Type of Reporting Person (See Instructions)
IN

Footnotes:

*Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of November 20, 2008.

(1) Consists of 5,828,317 shares of the Issuer’s Common Stock (including 1,540,372 shares purchased in May 2008 and reported on Form 4 dated May 21, 2008 and 5,234 shares purchased on November 20, 2008 and reported on Form 4 dated November 24, 2008) owned directly by the Nia Living Trust Established September 2, 2004, of which Mrs. Nia and her spouse are co-trustees, 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Mrs. Nia and her spouse are co-trustees, and 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Mrs. Nia and her spouse are co-trustees. Mehran disclaims beneficial interest in each of the foregoing trusts except to the extent of his pecuniary interest therein.

CUSIP No. 90343C100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Nia Living Trust Established September 2, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

a.	☑

b.	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America - California Living Trust

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power
None

8.	Shared Voting Power
5,828,317 (1)

9.	Sole Dispositive Power
None

10.	Shared Dispositive Power
5,828,317 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,828,317 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11
19.86% *

14.	Type of Reporting Person (See Instructions)
OO

Footnotes:

*Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of November 20, 2008.

(1) Consists of 5,828,317 shares of the Issuer’s Common Stock (including 1,540,372 shares purchased in May 2008 and reported on Form 4 dated May 21, 2008 and 5,234 shares purchased on November 20, 2008 and reported on Form 4 dated November 24, 2008) owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran Nia and Fariba Nia are co-trustees. Mehran disclaims beneficial interest in the trust except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This Schedule 13D relates to the shares of common stock of U.S. Auto Parts Network, Inc., a California corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 as applicable, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Issuer are located at 17150 South Margay Avenue, Carson, CA 90746.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a.	Name

This Schedule 13D is being filed by Mehran Nia as an individual , as trustee of the Nia Living Trust Established September 2, 2004, and as trustee of the Mehran Nia Annuity Trust Established November 18, 2006 (“Mehran”), Fariba Nia as an individual, as trustee of the Nia Living Trust Established September 2, 2004, and as trustee of the Fariba Nia Annuity Trust Established November 18, 2006 (“Fariba”), and the Nia Living Trust Established September 2, 2004 (“Trust”) (Mehran, Fariba and Trust, collectively the “Reporting Persons”).

b.	Residence or Business Address

The principal business address for each of Mehran, Fariba and Trust is:

c/o U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The principal business of Mehran is:
Director, U.S. Auto Parts Network, Inc.

The principal business of Fariba is:
Homemaker

d.
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

None of Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e.
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None of Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Citizenship

Mehran is a United States Citizen
Fariba is a United States Citizen
Trust is a California living trust.

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition

The source of the $7,379.94 used to make the November 2008 purchase as well as the $3,419,625.84 for the May 2008 purchase was from personal funds of Mehran and no portion of the purchase price has been borrowed.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons previously reported their share ownership on a Schedule 13G, as the Reporting Persons owned such shares prior to the Issuer’s initial public offering in February 2007. The purchase by the Trust of the 1,540,372 shares in May 2008 and the 5,234 shares in November 2008 necessitated the transition from filing a Schedule 13G to a Schedule 13D.

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any extraordinary corporate transaction involving the Issuer

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any change, plans or proposals to change the present board of directors or management of the issuer or the number or term of directors or to fill any existing vacancies on the board

e.	Any material change in the present capitalization or dividend policy of the issuer;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any material change in the present capitalization or dividend policy of the Issuer

f.
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any other material change in the operating policies or corporate structure of the Issuer

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934

j.	Any action similar to any of those enumerated above.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in any transaction similar to those described above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in items (a) through (i) of the preceding paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares or may determine to sell or otherwise dispose of all or some of its holdings of shares.

Mehran continues to serve on the Issuers Board of Directors and accordingly has been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Mehran Nia                       6,256,275     20.96% *
Fariba Nia                          6,256,275     20.96% *
Nia Living Trust Established September 2, 2004     5,828,317     19.86% *

b.
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(i) Sole power to vote or to direct the vote:

Mehran Nia                             0
Fariba Nia                        0
Nia Living Trust Established September 2, 2004   0

(ii) Shared power to vote or to direct the vote:

Mehran Nia                           6,256,275
Fariba Nia                              6,256,275
Nia Living Trust Established September 2, 2004    5,828,317

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia                             0
Fariba Nia                        0
Nia Living Trust Established September 2, 2004   0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia                           6,256,275
Fariba Nia                              6,256,275
Nia Living Trust Established September 2, 2004    5,828,317

The shares of Common Stock beneficially owned by Mehran Nia and Fariba Nia consist of 5,828,317 shares of the Issuer’s Common Stock owned directly by the Nia Living Trust Established September 2, 2004, of which Mehran Nia and Fariba Nia are co-trustees, 213,979 shares of the Issuer’s Common Stock owned directly by the Mehran Nia Annuity Trust Established November 18, 2006, of which Mehran Nia and Fariba Nia are co-trustees, and 213,979 shares of the Issuer’s Common Stock owned directly by the Fariba Nia Annuity Trust Established November 18, 2006, of which Mehran Nia and Fariba Nia are co-trustees. Mehran specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

*Based on 29,846,757 shares of the Issuer’s Common Stock outstanding as of November 20, 2008.

c.
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

The Reporting Persons purchased 5,234 shares at a purchase price of $1.41 per share, or a total of $7,379.94 in an open market purchase on November 20, 2008. The transaction was reported via Form 4 on November 24, 2008.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
11/20/08	5,234	1.41

d.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this Schedule 13D.

e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated December 1, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2008
Date

/s/ MEHRAN NIA
Signature

/s/ FARIBA NIA
Signature

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ MEHRAN NIA
Its:	Co-Trustee

By:	/s/ FARIBA NIA
Its:	Co-Trustee

EXHIBIT A

Joint Filing Agreement

This Joint Filing Agreement is dated as of December 1, 2008 by and among Mehran Nia, Fariba Nia and the Nia Living Trust Established September 2, 2004.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1. The Schedule 13D with respect to U.S. Auto Parts Network, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13D”) is filed on behalf of each of the parties hereto.

2. Each of the parties hereto is eligible to use the Schedule 13D.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13D; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13D, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

December 1, 2008
Date

/s/ MEHRAN NIA
Signature

/s/ FARIBA NIA
Signature

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ MEHRAN NIA
Its:	Co-Trustee

By:	/s/ FARIBA NIA
Its:	Co-Trustee